

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
MAR 0 2007
WASH. D.C.
210
SECTION

SEC FILE NUMBER
8- 42152

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lek Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Hanuka, CPA — 212 509-5852
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 2 8 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Hanuka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lek Securities Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHIH-HSUAN CHEN
Notary Public, State of New York
No.01CH6120060
Qualified in Queens County
Commission Expires December 13, 2008



Signature

Chief Financial Officer

Title



Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**LEK SECURITIES CORPORATION
AND SUBSIDIARY**

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006



LEK SECURITIES CORPORATION AND SUBSIDIARY

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Lek Securities Corporation and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Lek Securities Corporation and Subsidiary (the "Company") as of December 31, 2006. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lek Securities Corporation and Subsidiary as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidate statement of financial condition. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the consolidated statement of financial condition and, in our opinion, is fairly stated, in all material respects, in relation to the basic consolidated statement of financial condition.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 28, 2007

Affiliated Offices Worldwide 

LEK SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS	
Cash and cash equivalents	$ 3,123,986
Cash segregated under federal and other regulations	20,186,690
Receivables from clearing organizations and other broker-dealers	14,175,221
Commissions receivable, net of reserve for doubtful accounts of $846,221	723,908
Due from customers	8,001,967
Deposits with clearing organizations	4,327,233
Securities borrowed	103,702,892
Securities owned:	
Marketable, at market value (cost $602,798)	605,153
Not readily marketable, at estimated fair value (cost $30,663)	30,663
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $1,512,990	462,354
Prepaid expenses and other assets	252,918
	$ 155,592,985
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Securities loaned	$ 54,020,991
Payable to clearing organizations and other broker-dealers	8,694,900
Due to customers	75,732,111
Securities sold, not yet purchased, at market value (proceeds $150,341)	205,980
Accounts payable and accrued expenses	4,890,855
Total liabilities	143,544,837
Subordinated borrowings	2,282,714
Stockholders' equity	
Common stock, $.10 par value, authorized, 10,000 shares, 1,231.67 shares issued and 720.67 shares outstanding	123
Additional paid-in capital	1,617,790
Retained earnings	8,593,556
	10,211,469
Less: Treasury stock; 511 shares at cost	(446,035)
Total stockholders' equity	9,765,434
Total liabilities and stockholders' equity	$ 155,592,985

See accompanying notes to consolidated financial statements.

LEK SECURITIES CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of business

Lek Securities Corporation and Subsidiary (the "Company") was incorporated January 5, 1990 under the laws of the State of Delaware. The Company is a registered broker dealer with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (the "NASD") the Commodity Futures Trading Commission (CFTC) and is a member of the New York Stock Exchange, the National Futures Association and other principal exchanges. The Company is also a self-clearing member of the Depository Trust and Clearing Corporation and the Options Clearing Corporation.

The Company is engaged in both providing order management and clearing services to institutions and professional traders.

Lek Securities Europe B.V., a wholly owned foreign subsidiary, is organized under the laws of The Netherlands. This subsidiary is awaiting approval by the regulatory authorities of that country to conduct business as a registered broker dealer. At this time, operations have not commenced.

2. Summary of significant accounting policies

Basis of Consolidation

The consolidated financial statements include the accounts of Lek Securities Corporation and its wholly owned subsidiary, Lek Securities Europe B.V. All significant intercompany accounts and transactions have been eliminated. Assets and liabilities valued in foreign currencies are translated at year-end rates of exchange, while the income statement accounts for the subsidiary are translated at average rates of exchange for the year.

Cash and Cash Equivalents

Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

Commissions Receivable

The Company carries its commissions receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commission receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on the trade-date basis. Customer securities transactions are recorded on a settlement date basis, which is generally three business days after the trade date. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying consolidated statement of financial condition.

2. Summary of significant accounting policies (continued)

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral and recorded at contract amounts plus accrued interest. Securities borrowed transactions require the Company to deposit cash and other collateral with the lender. At December 31, 2006, the Company has advanced cash under securities borrowed agreements of $103,702,892. With respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned. At December 31, 2006, the Company has received collateral under securities loaned agreements of $54,020,991.

The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Furthermore, the Company accrues both interest income and expense on these outstanding debit and credit balances, respectively.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management with the resulting unrealized gains and losses reflected in the consolidated statement of operations.

Property and Equipment

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of the assets.

Asset	Estimated Useful Lives
Leasehold improvements	Term of lease
Computer hardware	4 years
Furniture and fixtures	5 years

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

For income tax purposes, the shareholders have elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax Law. Accordingly, no provision has been made for Federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. The provision for income taxes represents primarily state and local taxes for the year ended December 31, 2006.

2. Summary of significant accounting policies (continued)

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Stock-Based Employee Compensation

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Accounting for Stock-Based Compensation (Revised)." SFAS No. 123(R) supersedes APB No. 25 and its related implementation guidance. SFAS No. 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. The Company has adopted SFAS No. 123(R) effective January 1, 2006. During the year ended December 31, 2006, the Company did not grant any options and all outstanding options were fully vested.

Reclassifications

Certain 2005 amounts have been reclassified to conform to the 2006 presentation.

3. Cash segregated under federal and other regulations

Cash of $18,877,116 is segregated under federal regulations for the exclusive benefit of customers, and $1,309,574 was segregated for proprietary accounts of introducing brokers ('PAIB'). These amounts were sufficient at December 31, 2006, for the Company to meet its responsibility to segregate reserve funds.

4. Receivables from and payable to clearing organizations and other broker-dealers

Amount receivable from and payable to clearing organizations and other broker-dealers at December 31, 2006, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 8,848,816	$ 8,694,900
Receivable from /payable to clearing organizations	5,326,405	-
	$ 14,175,221	$ 8,694,900

LEK SECURITIES CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Securities owned and securities sold, not yet purchased

As of December 31, 2006, marketable securities owned and sold, not yet purchased, consist of the following:

	Owned	Sold, Not Yet Purchased
Obligations of U.S. government	$ 500,000	$ -
State and municipal obligations	15,965	
Corporate stocks	89,188	205,980
	$ 605,153	$ 205,980

6. Property and equipment

Details of property and equipment at December 31, 2006 are as follows:

Leasehold improvements	$ 52,280
Computer hardware	1,727,314
Furniture and fixtures	195,750
	1,975,344
Less accumulated depreciation and amortization	1,512,990
Net book value	$ 462,354

7. Stock option plan

In March 1999, the Company established a plan to grant stock options to employees allocating 10% ownership of the Company to the plan. The plan provides that the option price be determined by the Board of Directors at its discretion. The term of the option shall not be more than ten years from the date the option is granted. All options are immediately vested upon the grant date. At December 31, 2006, 78 options had been granted and 65 were exercised. During 2006, the Company did not grant any options.

A summary of the status of the Company's options as of December 31, 2006, and changes during the year then ended, is presented below:

	Number of Units	Weighted-average Exercise Price
Outstanding at beginning of year	13	$ 6,519.37
Granted	-	
Outstanding at end of year	13	$ 6,519.37

At December 31, 2006 the following are options outstanding:

Options Outstanding	Exercise Price	Remaining Contractual Life
6	$2,067.92	3 Years
1	$8,045.81	6 Years
2	$9,427.71	7 Years
2	$10,580.18	8 Years
2	$12,150.37	9 Years

8. Subordinated borrowings

At December 31, 2006, the Company has borrowings of $2,282,714 from shareholders pursuant to written subordination agreements. The subordination agreements are subject to the rules and regulations of the Securities and Exchange Commission and, as such, are available in computing net capital (see Note 12) under the Securities and Exchange Commission's uniform net capital rule. The agreements mature on various dates through December 31, 2008, unless extended. The loans are interest bearing at a rate of 10% per annum. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. During 2006, total interest paid on these loans was $228,271.

9. Contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

10. Profit sharing plan

The Company has a qualified, noncontributory profit sharing retirement plan covering substantially all of its eligible employees. An employee becomes fully vested upon completion of five years of qualifying service. During 2006, the Company accrued $289,975 as a contribution to the plan, which amount is reflected in the consolidated financial statements at December 31, 2006.

11. Commitments

The Company leases office space under operating lease agreements in New York and Chicago. The Chicago lease is currently under a month to month agreement. The New York lease expires on September 30, 2009. The following are minimum annual lease payments for the New York office with periods ending December 31:

Year ending December 31,		
2007	$	223,240
2008		223,240
2009		167,430
	$	613,910

Rent expense under these agreements for the year ended December 31, 2006 was $275,205.

12. Regulatory requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company is also subject to the Commodity Futures Trading Commission's ("CFTC") minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. The Company has elected to compute net capital under the alternative provisions of the Rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined in SEC Rule 15c3-3. Net capital and aggregate debit items change from day to day. At December 31, 2006, the Company had net capital of $10,050,950 which was $9,011,090 in excess of its required net capital of $1,039,860 under Rule 15c3-1 and under Regulation 1.17.

12. Regulatory requirements (continued)

As a clearing broker, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 3, 2007, to comply with its December 31, 2006 requirements, cash in the amount of $19,600,000 has been segregated in a special reserve account for the exclusive benefit of customers exceeding the actual requirements by $1,707,875.

The PAIB Calculation is computed in order for corresponding firms to classify their assets held by the Company as allowable assets in the correspondent's net capital calculation. As of January 3, 2007, to comply with its December 31, 2006 requirement, cash in the amount of $2,100,000 has been segregated in a special reserve account for the exclusive benefit of customers exceeding actual requirements by $790,426 in accordance with its PAIB calculation.

13. Financial instruments with off-balance-sheet risk

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requiremens are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the consolidated statement of financial condition. The Company enters into these positions, from time to time, as it conducts its business for its customers.

14. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. The Company has not experienced any losses on these accounts. The Company has not experienced any loses on these accounts.

LEK SECURITIES CORPORATION AND SUBSIDIARY

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2006		
Stockholder's equity		$ 9,765,434
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		2,282,714
		12,048,148
Less: nonallowable assets		
Furniture, equipment, leasehold improvements, net		(462,354)
Prepaid expenses		(232,564)
Aged accounts receivable		(288,623)
Balance at foreign depositories		(35,439)
Non-allowable customer debits		(243,513)
Investment in subsidiary		(112,753)
Other deductions or charges:		
Stocks borrowed/stocks loaned		(50,483)
Aged fail to deliver		(549,444)
		(1,975,173)
Net capital before haircuts		10,072,975
Haircuts		(22,025)
Net capital		$ 10,050,950
Aggregate debit items		$ 51,992,981
Computed minimum net capital required (2% of aggregate debt items per 15c3-3)		$ 1,039,860
Minimum net capital required (under SEC Rule 15c3-1)		$ 250,000
Excess net capital ($10,050,950 - $1,039,860)		$ 9,011,090
Percentage of net capital to aggregated debit items	$ 10,050,950 / $ 51,992,981	19.33%
Percentage of debt to debt-equity ratio	$ 2,282,714 / $ 12,048,148	18.95%

There are no material differences between the computation of net capital presented above and the unaudited computation as of December 31, 2006 filed by the Company on Form X17A-5 Part II.

END